ACM Income Fund, Inc.

Exhibit 77C

811-5207

77C – Matters submitted to a vote of security holders

The Annual Meeting of Stockholders of ACM Income Fund, Inc. (“ACM I”) was held on March 24, 2005.  A description of each proposal and number of shares voted at the meeting are as follows:

Shares Voted For	Shares Withheld

To elect four Directors of ACM I for a term of two or three years and until his successor is duly elected and qualifies.

Class One (term expires 2007)

Michael J. Downey

Class Two (term expires 2008)

William H. Foulk, Jr.

David H. Dievler

James M. Hester

209,903,346 209,737,630 209,732,148 209,667,684	2,575,547 2,741,264 2,746,746 2,811,210

S:\MF_Legal\Dennis\NSAR's\NSAR.Exhibit 77C. ACM I.3-05.doc